Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

04 MAR -5 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTI[redacted]

04010330

5 March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the acquisition of a new subsidiary, Pinar Baiduri Sdn. Bhd. - released on 4 March 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

/VADR

dlw 3/5

Incorporated in Malaysia
DIRECTORS: TAN SRI DATO' SERI AHMAD SARJI BIN ABDUL HAMID (CHAIRMAN) • TUNKU TAN SRI DATO' SERI AHMAD YAHAYA (DEPUTY CHAIRMAN)
TAN SRI NIK MOHAMED YAACOB (GROUP CHIEF EXECUTIVE) • MARTIN GILES MANEN • TAN SRI ABU TALIB BIN OTHMAN • TAN SRI DATUK DR. AHMAD TAJUDDIN ALI • DATO' AZMAN YAHYA
DR. DAVID LI KWOK PO • DATUK KHATIJAH AHMAD • MICHAEL WONG KUAN LEE • MICHAEL WONG PAKSHONG • RAJA TAN SRI MUHD ALIAS BIN RAJA MUHD ALI

Form Version 2.0

General Announcement

Submitted by S DARBY on 04-03-2004 05:39:15 PM
Reference No SD-040227-8CE9E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject ;
Acquisition of a new subsidiary - Pinar Baiduri Sdn. Bhd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, SD Holdings Berhad ("SDHB") had on 2 March 2004 entered into a share sale agreement ("the Share Sale Agreement") with Messrs Yap Kwee Leong and Yap Suat Cheng for the acquisition by SDHB of 200,000 ordinary shares of RM1.00 each, representing the entire issued share capital of Pinar Baiduri Sdn. Bhd. ("PBSB") for a total cash consideration of RM2,720,000. The consideration was arrived at on a willing buyer-willing seller basis and will be paid using internally generated funds from SDHB. All the conditions precedent under the Share Sale Agreement were fulfilled on 2 March 2004. The said acquisition will be completed on 9 March 2004.

PBSB is an investment holding company and owns two 4-storey shopoffices located within the development known as Desa Business Centre, Taman Danau Desa, Kuala Lumpur, measuring approximately 7,300 square feet each. The shopoffices, which are currently let to unrelated parties, will be held as investments.

The acquisition of the entire issued share capital of PBSB is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the year ending 30 June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 4 March 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: